AppYea, Inc.

July 12, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Pierce

Matthew Crispino

Re: APPYEA, INC.

Registration Statement on Form S-1

Filed May 10, 2022

File No. 333-264834

Ladies and Gentlemen:

On behalf of AppYea, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (the “Amendment”) and this letter in response to the comment of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated June 6, 2022. Each response is numbered to correspond to the comment set forth in the Comment Letter, which for convenience, we have incorporated into this response letter.

Form S-1 filed May 10, 2022 Cover Page

1.	We note your disclosure that you are offering shares of your common stock “at a fixed price to be determined upon effectiveness.” Since you are not relying on Rule 430A of the Securities Act with respect to pricing terms, please disclose the fixed price in a pre-effective amendment to the registration statement. Revise to explain the method by which the price is to be determined. Refer to Item 501(b)(3) of Regulation S-K.

Response: We have included in the Amendment a specific price per share of each of the primary offering and secondary offering.

2.	Please clarify on the cover page and elsewhere whether your primary offering will run concurrently with the secondary offering. To the extent the two offerings will be concurrent, please add a risk factor addressing the possibility that the secondary offering could adversely impact your ability to raise funds in your best efforts primary offering. Also, please advise us whether the common stock offered in the primary and secondary offerings will have different prices.

Response: We have clarified the concurrent nature of the primary and secondary offerings and the risk that the secondary offering may adversely affect the primary offering

Prospectus Summary Overview, page 6

3.	You state that your current business plan focuses on three principal devices and an App currently in development. However, you then refer to only two devices, DreamIt and DreamIt Pro, and one application, SleepX Pro. We also note reference on page 38 to another application, SleepX App. Please revise your disclosure to clarify the products you currently offer or that are under development.

Response: All of our products are connected to the SleeX App. There are three products that will be sold, two of which are physical products and one is an additional service feature sold on the application. The three products are the following: (i) DreamIT, a bracelet with intended purpose to treat snoring; (ii) the DreamIT Pro, a bracelet to treat sleep Apnea and episodes in which the users stops breathing; and (iii) SleepX Pro, an application that serves to identify an event in which the user stops breathing.

The Amendment clarifies the product currently being offered.

Risk Factors, page 11

4.	Please add a risk factor discussing the risks associated with the License Agreement between SleepX Ltd. and B.G. Negev Technologies and Applications Ltd. and Mor Research Application Ltd. Specifically, disclose that your business derives from the license, as you note on page 40, and that the licensors are entitled to terminate the Agreement under certain conditions, and the effects that such a termination would have on your business.

Response: We have disclosed the appropriate risk factor in the risk factor section of the Amendment.

5.	Please disclose whether and how production of your wristbands may be materially impacted by supply chain disruptions. For example, discuss whether you are exposed to global shortages of materials like nickel, palladium, neon, cobalt, iron, platinum or other raw materials, or reduced production capacity due to closed factories. Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: We manufacture our bracelets in an OEM factory in China, with a monthly manufacturing capacity of 48,000 units. We plan on procuring enough units to suffice for three months of orders at all times, in such we minimize our exposure to supply chain disruptions. By holding enough stock in our warehouses to supply orders for three months our management believes that such supply would mitigate the impact of supply chain disruptions, should these occur. Furthermore, our products don’t contain any special materials which would have an effect on the ability of our supplier to manufacture the product. The only issue we can foresee in our production line would be a diminished production rate due to COVID-19 lockdowns in China.

We will need substantial additional funding to continue our operations..., page 12

6.	You refer in this risk factor to the “clinical development of our drug candidates.” Please revise your overview and business section to discuss this aspect of your business or advise.

Response: The reference to “drug candidates” was inadvertent. We have corrected the inaccuracy in the Amendment.

We may encounter liabilities involving customers..., page 19

7.	Please disclose whether you have obtained, or will obtain, product liability insurance.

Response: We intend to obtain product liability insurance prior to commercialization. Please refer to the disclosure in the Amendment.

Use of Proceeds, page 29

8.	Please discuss your plans if substantially less than the maximum proceeds are obtained. In this regard, please include a table illustrating your planned use of proceeds if 25%, 50%, 75% and 100% of the offering is sold. Similar revisions should be made to your dilution disclosures. Disclose in this section the amount of the proceeds that you intend to use for repayment of debt. Also, disclose the interest rates and maturity dates of the debt. To the extent the debt was incurred within one year, describe the use of proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K. Finally, disclose that you will receive no proceeds from sales of common stock by the Selling Shareholders, but that you may receive proceeds from their exercise of warrants.

Response: We intend to repay the debt owed to Leonite immediately upon raising capital.

Use of Proceeds	25%	50%	75%	100%
S&M	193,147	386,294	579,441	772,588
G&A	263,382	526,765	790,147	1,053,529
R&D	254,603	509,206	763,809	1,018,412
Working Capital	166,809	333,618	500,426	667,235

Business Manufacturing, page 43

9.	Please clarify where your products are manufactured. In this regard, we note that you disclose in a risk factor on page 25 that your contract manufacturer’s facility is located in Israel. However, on page 41, you state that your products are currently manufactured in China. Also, please reconcile the discrepancy between your disclosure on page 41 that your products are manufactured in China according to proprietary specifications, and your disclosure here that the components of the wristband are considered off the shelf products.

Response: Our products are currently manufactured in China in a Vediot factory. We intend to explore other manufacturing options in order to get the best price but our ultimately we intend to bring the production line to a local manufacturer in Israel.

Executive Compensation Employment Agreements, page 52

10.	We note that Mr. Boris Molchadsky became your Chairman and CEO in July 2021, following the May 2021 license agreement between SleepX and Nexense Technologies, which is owned by Mr. Molchadsky. We also note your disclosure that SleepX borrowed from Nexense an aggregate amount of $47,623 at some point in 2021. Please disclose whether Mr. Moldchadsky’s employment was pursuant to the terms of either the license agreement or the loan.

Response: Mr. Moldchadsky employment was not related to the terms of the license or the loan.

Principal Shareholders, page 54

11.	Please ensure that the row entitled “Officers and Directors as a Group (Three persons)” is accurate. We note that Asaf Porat’s shares seem not to have been included in the total.

Response: Asaf Porat holds options. We have included in the Amendment his options in the total held by officers and directors.

Certain Relationships and Related Transactions and Director Independence, page 55

12.	We note that as of December 31, 2021, you had a related party balance of $136,936 from your CEO. Section 402(a)(k)(1) of the Sarbanes- Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure this arrangement will be extinguished prior to the completion of the initial public offering or tell us why this provision does not apply to this loan.

Response: This debt was repaid by the CEO. Additionally, the Company signed a consultant agreement for management services and for the filing of an S1 with GPIS, a company that is wholly owned by our CEO. Per the agreement, such services were for a one time fee, in the amount totaling to the debt owned by the CEO to the Company.

Selling Shareholders, page 55

13.	You disclose here that this prospectus covers the resale by Selling Shareholders of an aggregate of 41,930,775 shares of common stock, while disclosing in the rest of the prospectus that it covers the resale of 44,583,792 shares. Please correct this discrepancy.

Response: We have revised accordingly in the Amendment.

Consolidated Financial Statements, page F-1

14.	You state that the company raised gross proceeds of $610,000 in 2021 by way of private placement offerings and $131,000 through your subsidiary SleepX. Please tell us how these issuances are reflected in the statement of changes in deficiency, statement of cash flows, and the notes to the financial statements. Revise your disclosures as necessary.

Response: These are reflected in the revised statements as follows:

●	SleepX raised $130,700 in 2021 for equity
●	SleepX additionally raised $41,000 by getting a loan from Nexense USA Technologies
●	AppYea raised $640,000 via convertible loans in 2021.

Note 14. Subsequent Events, page F-21

15.	Please revise to include a discussion of the receipt of $390,000 from Leonite Capital LLC, and the related issuance of 200,000 shares of common stock and 300,000 warrants in May 2022 as disclosed on page 7. Refer to ASC 855-10-50-2.

Response: We have added the discussion and revised the financial statements per your comments in the amended Form S-1.

Signatures, page II-6

16.	Please include the signature of your principal accounting officer or controller. If your chief financial officer serves in either role, please indicate in his signature block that he is also signing in that capacity. Refer to Instruction 1 to Signatures on Form S-1.

Response: We have revised accordingly in the amended Form S-1

General

17.	There are numerous inconsistencies in your disclosures throughout the filing. The following are a just a few examples of disclosures that need to be corrected, however, you should ensure that all disclosures in your next amendment are consistent throughout the filing:
●	You disclose on page 10 that you intend to use a portion of the net proceeds of this offering to repay $520,000 of debt, however, your disclosures on page 13 imply that$588,235 of the debt will be repaid.
●	You refer to an original issue discount of $588,235 on page 7 and $68,823 on page 13.
●	You state on page 12 that you do not believe your resources will be sufficient to meet your operating and capital needs beyond the third quarter of 2022, however, on page 37 you state that you can fund your operations and capital expenditure requirements through November 30, 2022.
●	You disclose on page 7 that you received $390,000 from Leonite on May 9, 2022 and on page 37 you indicate that such funds were received on May 6, 2021.

Response: This was a clerical error on our part, the correct number is indeed $588,235, and an OID of $88,235.29 this is the situation that was in the company budget until November without any capital raise. The second part of the Leonite loan was provided on May 9, 2022. We have effected these revisions in the Amendment.

We hope that the above responses will be acceptable to the Staff. Any additional comments should be sent to the undersigned below or to our attorneys.

Very truly yours,

/s/ Asaf Porat
Asaf Porat, CFO